Exhibit 12

GARDNER DENVER, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2009	2008		2007		2006		2005

Earnings:
Net (loss) income before income taxes	$(138,394)	234,997		269,658		201,721		96,672
Fixed charges	38,896	33,709		33,034		43,530		35,746

Total (loss) earnings, as defined	$(99,498)	268,706		302,692		245,251		132,418

Fixed Charges:
Interest expense	$28,485	25,483		26,211		37,379		30,433
Rentals - portion representative of interest	10,411	8,226		6,823		6,151		5,313

Total fixed charges	$38,896	33,709		33,034		43,530		35,746

Ratio of Earnings to Fixed Charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	$(138,394)	8.0	x	9.2	x	5.6	x	3.7x